

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Richard Hardiman
Chief Executive Officer
RanMarine Technology B.V.
Galileïstraat 15, 3029AL
Rotterdam, The Netherlands

> **Re: RanMarine Technology B.V.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed January 25, 2024**
> **File No. 333-273199**

Dear Richard Hardiman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Form F-1/A filed January 25, 2024

Exhibit Index, page II-3

1. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

Exhibits

2. We note that Exhibit 3.1 still states "[f]or discussion purposes only - subject to partner review" and contains bracketed language. Please file the final version.

<u>General</u>

3.      We note your updated risk factor disclosure on page 32 regarding the exclusive forum provision in the warrant agent agreement. We also note that Exhibits 4.3 and 4.4, not Exhibit 4.2, contain an exclusive forum provision stating "this exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal courts have exclusive jurisdiction or any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents."  Please revise or clarify.

      Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing